EXHIBIT H


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
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     Filings under the Public Utility Holding Company Act of 1935, as amended
     ("Act")

     November   , 2000
              --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
December   , 2000 to the Secretary, Securities and Exchange Commission,
         --
Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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AMEREN ENERGY FUELS AND SERVICES COMPANY     (70-[    ])
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     Ameren Energy Fuels and Services Company ("Ameren Fuels"), 1901 Chouteau
Avenue, St. Louis, Missouri 63103, an indirect wholly-owned non-utility subsidiary of Ameren Corporation ("Ameren"), a registered holding company, of the same address, has filed an application-declaration pursuant to Section 13(b) of the Act and Rules 90 and 91 thereunder. Ameren owns all of the issued and outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS"), each of which is an electric and gas utility company. Together, Union Electric and CIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois. Ameren Services Company ("Ameren Services"), a subsidiary service company of Ameren, currently provides various administrative


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and management services to Union Electric and CIPS and other companies in the
Ameren system.

     Ameren's direct non-utility subsidiaries include Ameren Energy Resources Company ("Ameren Resources"), an intermediate subsidiary that holds the securities of other exempt and authorized non-utility companies of Ameren. Ameren Resources indirectly owns all of the issued and outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), an "exempt wholesale generator" ("EWG"). Ameren GenCo was formed to acquire all of the generating assets of CIPS, which occurred in May 2000, and, in addition, is the vehicle through which Ameren intends to construct approximately 3000 MW of new gas-fired generation in the Midwest. Ameren Resources also holds all of the common stock of Ameren Fuels, which was formed to engage in fuels-related businesses that are permitted by Rule 58, specifically, (i) marketing of energy commodities, including coal and natural gas, and (ii) ownership and operation of fuel procurement, transportation, handling and storage facilities.

     It is stated that the focus of Ameren Fuels' business will be on the unregulated operations of Ameren and on the competitive marketplace for the services and energy commodities it sells. Specifically, Ameren Fuels will provide fuel, natural gas, and related procurement and management services to Ameren GenCo, as well as to other utility companies and unaffiliated energy marketers, independent power generators, and industrial companies. Ameren Fuels is also investigating opportunities to acquire or construct coal handling, coal washing and fuel and gas storage facilities, primarily in the Midwest.

     For the near term, Ameren Fuels will be staffed by approximately 29 individuals who currently are employees of Ameren Services. Ameren Fuels expects to hire additional employees who will devote most of their time to new business development and fuel infrastructure management activities that are unrelated to Ameren's core business. The individuals who will be transferred from Ameren Services have devoted most of their time to providing fuel procurement and gas supply services to Union Electric and CIPS. However, with the transfer of CIPS' generating plants to Ameren GenCo, the planned addition of nearly 3000 MW of new gas-fired generation in Ameren GenCo, and Ameren's strategic decision to aggressively compete in the Midwest market for fuels and fuel services through other non-utility subsidiaries and ventures, Ameren anticipates that these individuals will eventually devote less than half of their time to rendering services to Union Electric and CIPS.

     Ameren Fuels is requesting authorization to provide fuel procurement and natural gas supply services to (including acting as agent for) Union Electric and CIPS. Such services, which are similar to those that Ameren Services currently provides to Union Electric and CIPS, would be performed "at cost" in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder. Ameren Fuels proposes to provide such services pursuant to the terms of a Fuel and Natural Gas Services Agreement (the "Agreement"), which includes provisions regarding liability and indemnification, as well as provisions to protect the interests of Ameren's state utility regulators and the retail customers of Union Electric and CIPS. The Agreement will be filed with the Missouri and Illinois


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public utilities commissions. Ameren Fuels states that it will employ an accounting system that will enable it to identify, track and properly allocate direct and indirect costs associated with all of its activities.

     Ameren states that it has determined that it is cost effective to combine all fuel management and gas supply capabilities in Ameren Fuels and have Ameren Fuels provide to Union Electric and CIPS the services currently performed by Ameren Services. This, according to Ameren, will avoid the expense of duplicating personnel and other resources to serve Ameren's regulated utility operations and its unregulated and exempt operations.


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